THE GUARDIAN STOCK FUND, INC.

                               MULTIPLE CLASS PLAN

                                   May 1, 1998

      This Multiple Class Plan ("Plan") has been adopted by the Board of Directors of The Guardian Stock Fund, Inc. (the "Fund"), pursuant to the requirements of Rule 18f-3(d) under the Investment Company Act of 1940 ("Investment Company Act" or "Act"), in connection with the offer and sale of multiple classes of shares of the series of the Fund as in existence from time to time.

      In accordance with the requirements of Rule 18f-3, this Plan describes the differences between the classes of shares that are issued by the Fund, including the various services offered to shareholders, the distribution arrangement that pertains to each class, and the methods of allocating expenses relating to those differences.

      This Plan shall become effective when a post-effective amendment to the Fund's Registration Statement on Form N-1A which describes this Plan and includes a copy of this Plan as an Exhibit is declared effective by the Securities and Exchange Commission, or at such other time as designated by the Board of Directors of the Fund.

                                  I. Background

      The Fund is an open-end investment company registered under the Investment Company Act. The Fund is able to issue shares in separate series, but, as of the date hereof, only one series has been designated.

      The Fund has two classes of shares, Class I and Class II. The classes of the Fund represent interests in the same portfolio of investments held by the Fund and, except as described below, are identical in all respects. The classes differ in the following respects: (1) in the manner in which an investor may pay for the distribution of shares of the Fund; (2) in the expenses that may be incurred by one class as compared to another, and in the method of allocating expenses between the classes; and (3) in the voting rights accorded to each class. These differences are discussed below in more detail.

      The Fund offers its shares exclusively as an investment option underlying variable annuity contracts and variable life insurance policies (collectively, "Variable Contracts"). Class I shares are offered through Variable Contracts issued by The Guardian Insurance & Annuity Company, Inc. ("GIAC"). Class II shares are offered through Variable Contracts issued by insurance companies other than GIAC.
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                          II. Discussion of Differences

      A. Distribution and Service Arrangements

      An investor in the Fund will acquire Class I shares, with no distribution or servicing charges, through ownership of a Variable Contract issued by GIAC.

      A Class II shareholder of the Fund pays a distribution fee, which is assessed pursuant to a Distribution Plan Pursuant to Rule 12b-1 under the Investment Company Act of 1940 adopted by the Board of Directors for the Class II shares of the Fund in accordance with the requirements of Rule 12b-1 under the Investment Company Act. This fee is assessed at a current rate of .25% of the average annual net assets of the Class II shares of the Fund.

      The net income attributable to Class II shares and the dividends payable on Class II shares will be reduced by the amount of the distribution fee attributable to Class II shares, as well as by certain incremental expenses associated with such Class, as described below. A Class I shareholder does not incur the expenses of the distribution fee.

      Only Class II shares are available for purchase through Variable Contracts offered by insurance companies other than GIAC.

      B. Paying for Expenses

      1. Expenses Allocated to a Particular Class

      Certain expenses of each the Fund will be allocated solely to a particular class of shares because they relate only to the distribution of shares of that class or to services provided only to the shareholders of that class. Such expenses include:

      (a) distribution expenses associated with the sale of Class II shares and for which a distribution fee will be assessed;

      (b) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to shareholders of a particular class;

      (c)   blue sky registration fees incurred by a particular class;

      (d)   SEC registration fees incurred by a particular class;

      (e) the expenses of administrative personnel and services as required to support the shareholders of a particular class;

      (f)   litigation or other legal expenses relating to one class;

      (g)   directors' fees incurred as a result of issues relating to one class;
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      (h)   any other incremental expenses subsequently identified that should be properly allocated to one class of shares.

      2. Expenses Allocated to Both Classes

      Other expenses of the Fund will be allocated to both classes of shares of the Fund in accordance with the requirements of Rule 18f-3(c). These include the management fee paid to the investment adviser; the custodial fee; and certain other expenses of the Fund. These expenses will be allocated to each class of the Fund based on the net asset value of such class in relation to the net asset value of the Fund.

      C. Differences in Services Offered

      Purchasers of either class of the Fund's shares acquire their shares with no sales load. There is no fee to redeem shares of either class of the Fund (although holders of Variable Contracts may be subject to contingent deferred charges upon liquidation of all or a portion of their Variable Contract account values). Shareholders may be subject to certain fees that are assessed to all account holders of the various Variable Contracts that offer the Fund as an underlying investment option. Any such fees are not expenses of the Fund.

      As described above, purchasers of Class II shares will be subject to a distribution fee pursuant to a distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940. This fee is intended to offset, in whole or in part, the costs associated with distribution-related services for the Class II shares under Variable Contracts issued by insurance companies other than GIAC that offer the Fund as an investment option.

      There will be no conversion of, or exchange from or to, any class of shares of the Fund.

      D. Voting of Class Shares

      A Class II shareholder of the Fund has exclusive voting rights with respect to the approval of any distribution plan with respect to Class II shares of the Fund. In all other respects, the voting rights of a Class I and Class II shareholder of the Fund are the same. Each shareholder is entitled to one vote for each full share held and fractional votes for fractional shares held. Shareholders will vote in the aggregate and not by class or series, except as noted above and where otherwise required by law (or when permitted by the Board of Directors).